Exhibit (a)(5)(A)

Takeda Completes Acquisition of ARIAD Pharmaceuticals, Inc.

– Significantly Enhances Takeda’s Global Oncology Portfolio –

– Accretive to FY2018 Underlying Core Earnings –

– Reinforces Takeda’s Commitment to Developing Medicines for Patients Living with Cancer –

Cambridge, Mass. and Osaka, Japan, February 16, 2017 – Takeda Pharmaceutical Company Limited (TSE: 4502) (“Takeda”) today announced the completion of its acquisition of ARIAD Pharmaceuticals, Inc. (NASDAQ: ARIA) (“ARIAD”) for $24.00 per share in cash.

“We are very pleased to have completed the acquisition of ARIAD Pharmaceuticals. The addition of ARIAD’s innovative targeted therapies and research and development capabilities strengthens and diversifies our oncology business, positioning Takeda for sustainable long-term growth in this priority therapeutic area,” said Christophe Weber, president and chief executive officer of Takeda. “We are particularly excited by the global potential of brigatinib, an investigational drug product, which we believe will become a best-in-class ALK inhibitor for non-small cell lung cancer with the potential to achieve peak annual sales of over $1 billion. We are also impressed with the swiftness and agility of Takeda and ARIAD employees as they have planned for a successful integration while remaining focused on strategic goals. This bodes very well for the future of our combined business, and we look forward to building on this strong start to maximize the benefit of Iclusig® (ponatinib) and potential of brigatinib for cancer patients.”

“The acquisition of ARIAD is transformational for Takeda Oncology. Iclusig enhances our strong position in hematology in the U.S., and brigatinib has the potential to broaden our solid tumor franchise globally,” said Christophe Bianchi, president of Takeda Oncology. “There is a strong cultural fit between our two companies, with a shared mission to advance innovative therapies to improve the lives of patients with cancer. We have been working together over the past month to plan for a smooth integration of our businesses and we will work closely with regulatory authorities on our brigatinib market authorization submissions.”

Takeda continues to expect the transaction to be accretive to Underlying Core Earnings by FY2018. Strong revenue growth and synergy savings will offset increased sales and marketing costs for the anticipated brigatinib launch.

Tender Offer Details

Takeda completed the acquisition through a tender offer and subsequent merger of ARIAD with Kiku Merger Co., Inc., a wholly owned subsidiary of Takeda Pharmaceuticals U.S.A. ARIAD is now an indirect wholly owned subsidiary of Takeda.

The tender offer for all of the outstanding shares of ARIAD common stock expired as scheduled, immediately following the offer’s expiration time of 11:59 p.m., Eastern Time, on February 15, 2017. Computershare Trust Company, N.A., the depositary and paying agent for the tender offer, has advised Takeda that 158,558,628 shares of ARIAD common stock were tendered, representing approximately 81.4% of the shares outstanding. All of the conditions to the tender offer having been satisfied, Takeda’s indirect wholly owned subsidiary Kiku Merger Co., Inc. has accepted for payment and will promptly pay for all shares tendered. The transaction will be funded by approximately $3.5 billion of new debt and the remainder from existing cash. Takeda is expected to remain investment grade and the transaction has no impact on Takeda’s dividend policy.

On February 16, 2017, Takeda completed its acquisition of ARIAD through the merger of Kiku Merger Co., Inc. with ARIAD without a vote of ARIAD’s shareholders pursuant to Section 251(h) if the Delaware General Corporation Law. As a result of the merger, ARIAD became an indirect wholly owned subsidiary of Takeda. In connection with the merger, all ARIAD shares not purchased in the tender offer have been converted into the right to receive $24.00 per share in cash, without interest (less any required withholding taxes), the same amount paid for all shares validly tendered and not validly withdrawn in the tender offer. ARIAD common stock will cease to be traded on the NASDAQ Global Select Market.

Evercore Partners acted as financial advisor and Cleary Gottlieb Steen & Hamilton LLP acted as legal advisor to Takeda. J.P. Morgan Securities LLC, Goldman, Sachs & Co. and Lazard acted as financial advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as legal advisor to ARIAD.

About Takeda Pharmaceutical Company

Takeda Pharmaceutical Company Limited is a global, research and development-driven pharmaceutical company committed to bringing better health and a brighter future to patients by translating science into life-changing medicines. Takeda focuses its R&D efforts on oncology, gastroenterology and central nervous system therapeutic areas plus vaccines. Takeda conducts R&D both internally and with partners to stay at the leading edge of innovation. New innovative products, especially in oncology and gastroenterology, as well as our presence in Emerging Markets, fuel the growth of Takeda. More than 30,000 Takeda employees are committed to improving quality of life for patients, working with our partners in health care in more than 70 countries. Additional information about Takeda is available through its corporate website, www.Takeda.com.

Please see ICLUSIG® (ponatinib) full Prescribing Information, including Boxed Warning.

Media and Investor Contacts

Takeda Investor Contact

Noriko Higuchi

noriko.higuchi@Takeda.com

+81 (0) 3-3278-2306

Takeda Media outside Japan

Shawn Goodman

shawn.goodman@Takeda.com

+1-415-250-0766

Japanese Media

Tsuyoshi Tada

tsuyoshi.tada@Takeda.com

+81 (0) 3-3278-2417

Kal Goldberg, Finsbury

kal.goldberg@finsbury.com

+1-646-805-2005

Chris Ryall, Finsbury

chris.ryall@finsbury.com

+1-646-805-2078

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. When used in this press release, the words “can,” “will,” “believes,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risks. Neither Takeda nor ARIAD assumes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law.

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